SEC 1745 POTENTIAL PERSONS WHO ARE TO RESPOND TO THE COLLECTION OF INFORMATION
(6-01) CONTAINED IN THIS FORM ARE NOT REQUIRED TO RESPOND UNLESS THE FORM DISPLAYS A CURRENTLY VALID OMB CONTROL NUMBER.


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13G
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 1)*


                                Cryptologic Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    228906103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  May 2, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
[ ] Rule 13d-1(b)
[X] Rule 13d-1(c)
[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).

                           Green River Fund I, L.P., a Delaware limited partnership (IRS Identification No.
                           06-1503284), the sole general partner of which is Green River Management I, L.L.C., a
                           Delaware limited liability company.  The managing members of Green River Management I,
                           L.L.C. are Michael R. Stone and Daniel J. O'Brien.

--------------------------------------------------------------------------------------------------------------------
              2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a)

                           (b)               X

--------------------------------------------------------------------------------------------------------------------
              3.           SEC Use Only

--------------------------------------------------------------------------------------------------------------------
              4.           Citizenship or Place of Organization

                           A Delaware limited partnership.  The sole general partner is a Delaware limited liability company whose members are U.S. citizens.

--------------------------------------------------------------------------------------------------------------------
                                             5.                        Sole Voting Power

                                                                       544,541 shares of Common Stock
                                             -----------------------------------------------------------------------
Number of                                    6.                        Shared Voting Power
Shares
Beneficially                                                           0 shares of Common Stock
Owned by
Each Reporting                               -----------------------------------------------------------------------
Person With                                  7.                        Sole Dispositive Power

                                                                       544,541 shares of Common Stock
                                             -----------------------------------------------------------------------
                                             8.                        Shared Dispositive Power

                                                                       0 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              9.           Aggregate Amount Beneficially Owned by Each Reporting Person.

                           544,541 shares of Common Stock

--------------------------------------------------------------------------------------------------------------------
              10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           X

--------------------------------------------------------------------------------------------------------------------
              11.          Percent of Class Represented by Amount in Row (9)                              4.51%

--------------------------------------------------------------------------------------------------------------------
              12.          Type of Reporting Person (See Instructions)

                           PN

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).

                           Green River Fund II, L.P., a Delaware limited partnership (IRS Identification No.
                           06-1565217), the sole general partner of which is Green River Management I, L.L.C., a
                           Delaware limited liability company.  The managing members of Green River Management I,
                           L.L.C. are Michael R. Stone and Daniel J. O'Brien.

--------------------------------------------------------------------------------------------------------------------
              2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a)

                           (b)               X

--------------------------------------------------------------------------------------------------------------------
              3.           SEC Use Only

--------------------------------------------------------------------------------------------------------------------
              4.           Citizenship or Place of Organization
                           A Delaware limited partnership.  The sole general partner is a Delaware limited liability company whose members are U.S. citizens.

--------------------------------------------------------------------------------------------------------------------
                                             5.                        Sole Voting Power

                                                                       96,011 shares of Common Stock
                                             -----------------------------------------------------------------------
Number of                                    6.                        Shared Voting Power
Shares
Beneficially                                                           0 shares of Common Stock
Owned by
Each Reporting                               -----------------------------------------------------------------------
Person With                                  7.                        Sole Dispositive Power

                                                                       96,011 shares of Common Stock
                                             -----------------------------------------------------------------------
                                             8.                        Shared Dispositive Power

                                                                       0 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              9.           Aggregate Amount Beneficially Owned by Each Reporting Person.

                           96,011 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           X
--------------------------------------------------------------------------------------------------------------------
              11.          Percent of Class Represented by Amount in Row (9)                              0.79%

--------------------------------------------------------------------------------------------------------------------
              12.          Type of Reporting Person (See Instructions)

                           PN

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
              1.           Names of Reporting Persons.
                           I.R.S. Identification Nos. of above persons (entities only).

                           Green River Offshore Fund, Ltd., a Cayman Islands company, the fund manager of which is Green River Offshore Fund Management Company, L.L.C., a Delaware
                           limited liability company. The managing members of Green River Offshore Fund
                           Management Company, L.L.C. are Michael R. Stone and Daniel J. O'Brien.

--------------------------------------------------------------------------------------------------------------------
              2.           Check the Appropriate Box if a Member of a Group (See Instructions)

                           (a)

                           (b)               X

--------------------------------------------------------------------------------------------------------------------
              3.           SEC Use Only

--------------------------------------------------------------------------------------------------------------------
              4.           Citizenship or Place of Organization
                           A Cayman Islands company.

--------------------------------------------------------------------------------------------------------------------
                                             5.                        Sole Voting Power

                                                                       573,948 shares of Common Stock
                                             -----------------------------------------------------------------------
Number of                                    6.                        Shared Voting Power
Shares
Beneficially                                                           0 shares of Common Stock
Owned by
Each Reporting                               -----------------------------------------------------------------------
Person With                                  7.                        Sole Dispositive Power

                                                                       573,948 shares of Common Stock
                                             -----------------------------------------------------------------------
                                             8.                        Shared Dispositive Power

                                                                       0 shares of Common Stock
--------------------------------------------------------------------------------------------------------------------
              9.           Aggregate Amount Beneficially Owned by Each Reporting Person.

                           573,948 shares of Common Stock

--------------------------------------------------------------------------------------------------------------------
              10.          Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

                           X

--------------------------------------------------------------------------------------------------------------------
              11.          Percent of Class Represented by Amount in Row (9)                              4.75%

--------------------------------------------------------------------------------------------------------------------
              12.          Type of Reporting Person (See Instructions)

                           CO

CUSIP No. .......................................

--------------------------------------------------------------------------------------------------------------------
ITEM 1.

                 (a)                 Name of Issuer

                                              Cryptologic Inc.

                 (b)                 Address of Issuer's Principal Executive Offices

                                              1867 Yonge Street
                                              Ontario, M45 1Y5
                                              Canada


ITEM 2.
                 (a)                 Name of Person Filing

                                      (i)  Green River Fund I, L.P. is a Delaware limited partnership.  The name of the general partner of Green River Fund I, L.P. is Green River
                                           Management I, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Management I, L.L.C. are:
                                           Michael R. Stone and Daniel J. O'Brien, whom the business address of each is 177 Broad Street, Stamford, CT 06901.

                                      (ii) Green River Fund II, L.P. is a Delaware limited partnership.  The name of the general partner of Green River Fund II, L.P. is Green River
                                           Management I, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford, CT 06901.  The names and business address of the managing members of Green River Management I, L.L.C. are:
                                           Michael R. Stone and Daniel J. O'Brien, whom the business address of each is 177 Broad Street, Stamford, CT 06901.

                                     (iii) Green River Offshore Fund, Ltd. is a Cayman Islands company with a registered office at Hemisphere Fund Managers Limited, 3rd Floor, Harbour
                                           Center, P.O. Box 30362. 5MB, George Town, Grand Cayman, Cayman Islands.
                                           The name of the fund manager of Green River Offshore Fund, Ltd., is Green
                                           River Offshore Fund Management Company, L.L.C., a Delaware limited liability company, whose business address is 177 Broad Street, Stamford,
                                           CT 06901.  The names and business address of the managing members of
                                           Green River Offshore Fund Management Company, L.L.C. are: Michael R.
                                           Stone and Daniel J. O'Brien, whom the business address of each is
                                           177 Broad Street, Stamford, CT 06901.

                 (b)                 Address of Principal Business Office or, if none, Residence

                                     (i)   Green River Fund I, L.P.
                                           177 Broad Street
                                           Stamford, CT 06901

                                     (ii)  Green River Fund II, L.P.
                                           177 Broad Street
                                           Stamford, CT 06901

                                     (iii) Green River Offshore Fund, Ltd.
                                           177 Broad Street
                                           Stamford, CT 06901

                 (c)                 Citizenship

                                     (i)   Green River Fund I, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. The managing members of the general partner are citizens of the United States.

--------------------------------------------------------------------------------------------------------------------
                                     (ii)  Green River Fund II, L.P. is a Delaware limited partnership. Its general partner is a Delaware limited liability company. The managing members of the general partner are citizens of the United States.

                                     (iii) Green River Offshore Fund, Ltd. is a Cayman Islands company. The fund manager is a Delaware limited liability company. The managing members are citizens of the United States.

                 (d)                 Title of Class of Securities

                                           Common Stock

                 (e)                 CUSIP Number 228906103



ITEM 3.          IF THIS STATEMENT IS FILED PURSUANT TOSS.SS.240.13D-1(B) OR 240.13D-2(B) OR (C), CHECK WHETHER THE
                 PERSON FILING IS A:
                 (a)                 [ ]                         Broker or dealer registered under section 15 of the
                                                                 Act (15 U.S.C. 78o).
                 (b)                 [ ]                         Bank as defined in section 3(a)(6) of the Act (15
                                                                 U.S.C. 78c).
                 (c)                 [ ]                         Insurance company as defined in section 3(a)(19) of
                                                                 the Act (15 U.S.C. 78c).
                 (d)                 [ ]                         Investment company registered under section 8 of the
                                                                 Investment Company Act of 1940 (15 U.S.C 80a-8).
                 (e)                 [ ]                         An investment adviser in accordance with
                                                                 ss.240.13d-1(b)(1)(ii)(E);
                 (f)                 [ ]                         An employee benefit plan or endowment fund in
                                                                 accordance withss.240.13d-1(b)(1)(ii)(F);
                 (g)                 [ ]                         A parent holding company or control person in
                                                                 accordance withss.240.13d-1(b)(1)(ii)(G);
                 (h)                 [ ]                         A savings associations as defined in Section 3(b) of
                                                                 the Federal Deposit Insurance Act (12 U.S.C. 1813);
                 (i)                 [ ]                         A church plan that is excluded from the definition
                                                                 of an investment company under section 3(c)(14) of
                                                                 the Investment Company Act of 1940 (15 U.S.C. 80a-3);
                 (j)                 [ ]                         Group, in accordance withss.240.13d-1(b)(1)(ii)(J).



ITEM 4.          OWNERSHIP.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

The following information is provided as of May 2, 2002.

                 (a)                 Amount beneficially owned:

                                     (i)   Green River Fund I, L.P. is the beneficial owner of 544,541 shares.(1)

                                     (ii)  Green River Fund II, L.P. is the beneficial owner of 96,011 shares.(1)

                                     (iii) Green River Offshore Fund, Ltd. is the beneficial owner of 573,948 shares.(1)

------------------------------------------------------------------------------------------------------------------------
                 (b)                 Percent of class:

                                     (i) 4.51% for Green River Fund I, L.P.

                                     (ii) 0.79% for Green River Fund II, L.P.

                                     (iii) 4.75% Green River Offshore Fund, Ltd.

                 (c)                 Number of shares as to which the person has:

                                     (i)  Sole power to vote or to direct the vote

                                          544,541 shares for Green River Fund I, L.P.;

                                          96,011 shares for Green River Fund II, L.P.; and

                                          573,948 shares for Green River Offshore Fund, Ltd.

                                     (ii) Shared power to vote or to direct the vote.

                                          0 shares for Green River Fund I, L.P.;

                                          0 shares for Green River Fund II, L.P.; and

                                          0 shares for Green River Offshore Fund, Ltd.

                                     (iii) Sole power to dispose or to direct the disposition of.

                                          544,541 shares for Green River Fund I, L.P.;

                                          96,011 shares for Green River Fund II, L.P.; and

                                          573,948 shares for Green River Offshore Fund, Ltd.

                                     (iv) Shared power to dispose or to direct the disposition of.

                                          0 shares for Green River Fund I, L.P.;

                                          0 shares for Green River Fund II, L.P.; and

                                          0 shares for Green River Offshore Fund, Ltd.


ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

                  Not applicable.

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
                 PERSON.

                 No other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities owned by Green River Fund I, L.P., Green River Fund II, L.P. and Green River Offshore Fund, Ltd.

------------
(1) Each of Green River Fund I, L.P., Green River Fund II, L.P. and Green River Offshore Fund, Ltd. disclaims the existence of a group with respect to the common stock of the issuer and each disclaims beneficial ownership of the shares of common stock owned by the others.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

                 Not applicable.

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

                  Not applicable.

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP

                  Not applicable.

ITEM 10.         CERTIFICATION

                 By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                      May 20, 2002


                      GREEN RIVER FUND I, L.P.

                      By:      Green River Management I, L.L.C., General Partner


                      By:      /s/ Daniel J. O'Brien
                               ------------------------------------------
                               Daniel J. O'Brien, Managing Member


                      GREEN RIVER FUND II, L.P.

                      By:      Green River Management I, L.L.C., General Partner


                      By:      /s/ Daniel J. O'Brien
                               ------------------------------------------
                               Daniel J. O'Brien, Managing Member


                      GREEN RIVER OFFSHORE FUND, LTD.


                      By:      /s/ Daniel J. O'Brien
                               ------------------------------------------
                               Daniel J. O'Brien, Director

CUSIP No. .............................  13G

                                                                     Exhibit A


                               JOINT FILING AGREEMENT
                               ----------------------

         In accordance with Rule 13d-1 under the Securities and Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13G (including amendments thereto) with respect to the Common Stock, $0.001 par value per share, of Cryptologic Inc. and that this Agreement be included as an Exhibit to such joint filing.

         IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on May 20, 2002.


                         GREEN RIVER FUND I, L.P.

                         By: Green River Management I, L.L.C., General Partner


                         By: /s/ Daniel J. O'Brien
                            ---------------------------------------
                            Daniel J. O'Brien, Managing Member


                         GREEN RIVER FUND II, L.P.

                         By: Green River Management I, L.L.C., General Partner


                         By: /s/ Daniel J. O'Brien
                            ---------------------------------------
                            Daniel J. O'Brien, Managing Member


                         GREEN RIVER OFFSHORE FUND, LTD.

                         By: Green River Offshore Fund Management
                             Company, L.L.C.

                         By: /s/ Daniel J. O'Brien
                            ---------------------------------------
                            Daniel J. O'Brien, Managing Member